Filed by Alesco Financial Inc.
(Commission File No. 333-159661)
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934, as amended.
Subject Company: Alesco Financial Inc.

November 17, 2009

AFN AND COHEN – BUILDING GREATER OPPORTUNITIES FOR PROFITABLE AND SUSTAINED GROWTH

AFN’S BOARD OF DIRECTORS URGES YOU TO VOTE YOUR PROXY IN FAVOR OF THE AFN-COHEN MERGER

Dear Stockholder:

You should have recently received a proxy statement/prospectus in the mail that describes in detail the proposed merger between a subsidiary of Alesco Financial Inc. (AFN) and Cohen Brothers, LLC (Cohen).

Following an extensive review of a broad range of strategic alternatives to the proposed AFN-Cohen merger, the AFN special committee concluded that the proposed combination with Cohen was the best path forward for AFN stockholders. The AFN board of directors considered the recommendation of the AFN special committee and unanimously approved this business combination.

AFN’s management team and board of directors strongly believe this transaction is superior to all other strategic alternatives for AFN, including either maintaining the current investment strategy or liquidating AFN.

Combining AFN’s existing capital structure and its public listing with Cohen’s diverse revenue sources and comprehensive operating platform creates a well-capitalized company with increased financial and operational flexibility in a volatile market, an enhanced competitive position, greater opportunities for profitable growth in the future and a streamlined cost structure.

Following the transaction, AFN stockholders will be investors in a combined company with the following key strengths:

•	Diversified and More Predictable Revenues

We believe that this business combination will provide the combined company with increased revenue diversification that will improve stability, strength and flexibility, while enhancing AFN’s ability to withstand continued market volatility. This will include:

o	Non-capital intensive sources of income that are more predictable such as asset management fees and riskless trading (brokerage) of credit-related fixed income investments; and

o	Building on Cohen’s existing investment fund platform, such as the Brigadier Fund and Deep Value Fund, which have annualized life-to-date returns of 18.5% and 26.9%, respectively.

For further information on the diversified revenue sources that can be achieved through this business combination, we encourage you to review the proxy statement/prospectus.

•	Deeper and Broader Experience Base that is Significantly Aligned with Stockholder Interests

We believe the combined company will have Cohen’s proven ability to attract top new talent as well as to retain and reposition its existing talent and seasoned management team with the ability to grow the company in a challenging environment.

o	AFN’s public listing, combined with Cohen’s operating infrastructure, creates a powerful platform to attract, recruit and retain top talent in the marketplace.

o	The combined company’s senior management team has decades of experience in asset management and capital markets.

o	The internalization of the AFN-Cohen management contract, together with extensive employee stock ownership, significantly aligns stockholder interests with management and employee interests.

•	Strong and Simplified Balance Sheet

We believe that the combined company will have a strong balance sheet and capital structure, with substantial cash, limited debt maturities in the next year and management contract rights that are valuable off-balance sheet assets.

o	The combined balance sheet will be significantly simplified, with fewer investment capital-intensive demands as well as fewer regulatory restrictions on investments.

o	The combined balance sheet will also solidify the combined company’s competitive position by setting it apart from many smaller competitors.

•	Streamlined Cost Structure

The business combination will provide AFN with greater internal financial expertise, reduce duplicative administrative expenses and eliminate ongoing related party management fees and expenses without incurring any termination fees (approximately $15.4 million as of September 30, 2009) under the management agreement with Cohen. In addition, Cohen’s familiarity with and knowledge of AFN’s assets should help the combined company to minimize costs and maximize potential returns, if any, from such assets.

o	The combined company will have a low fixed cost structure, with substantially all fixed cash costs covered by recurring revenue.

o	Cohen’s non-compensation operating expenses (1) as a percentage of revenue were 19% in the third quarter of 2009.

o	The combined company will enjoy cost savings from combining certain support functions, and will have in place a mostly variable compensation cost structure with pay-for-performance arrangements.

•	Opportunities for Profitable Expansion

We believe this business combination will provide AFN with the opportunity to expand its business and pursue growth opportunities in other business areas such as capital markets and asset management. For instance, we believe that the business combination will better position the combined company to:

o	Pursue opportunistic initiatives in a distressed market, such as utilizing Cohen’s existing platform for an acquisition strategy, which could potentially include the purchase of asset management contracts, asset management companies, and other types of financial institutions; and

o	Benefit from relationships that were developed by Cohen over the past decade, including (1) its relationships with small banks and insurance companies that are a potential source of advisory and trading revenue, (2) its trading relationships with over 200 institutional fixed-income managers, and (3) the recent hiring of over 40 fixed-income traders and salespeople with years of experience and relationships in the marketplace.

AFN’s board of directors unanimously recommends that AFN Stockholders vote “FOR” the issuance of shares of common stock and Series A Voting Convertible Preferred Stock of AFN pursuant to the Agreement and Plan of Merger with Cohen.

Enclosed is a proxy card for the annual meeting of stockholders for Alesco Financial Inc. to vote on the issuance of shares of common stock and Series A Voting Convertible Preferred Stock of AFN pursuant to the Agreement and Plan of Merger with Cohen. Whether or not you are planning to attend the annual meeting in person, it is very important that your shares be represented at the meeting. Accordingly, we encourage you to return the enclosed proxy card as soon as possible to ensure that your shares are represented at the meeting. In addition to using the traditional proxy card, stockholders have the choice of voting over the Internet or by telephone.

The annual meeting will be held on Tuesday, December 15, 2009 at 10:00 a.m. (Eastern Time) at the Cira Centre, 2929 Arch Street, Mezzanine, Philadelphia, Pennsylvania 19104-2870.

If you have already voted, we appreciate your participation. If you have not yet voted, please use the enclosed proxy card to cast your vote.

For more information on the rationale behind this business combination, and why we believe it is in the best interests of AFN stockholders, we urge you to review our investor presentation, which can be found online at www.alescofinancial.com.

On behalf of the board of directors of AFN, I would like to thank you for your continued support and confidence.

Sincerely,

James J. McEntee, III President and Chief Executive Officer Alesco Financial Inc.

(1)	Total operating expenses in accordance with Generally Accepted Accounting Principals excluding compensation and benefits expenses and depreciation and amortization.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This letter contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this letter are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in the Proxy Statement / Prospectus filed with the SEC on Form S-4 on November 4, 2009, including the following: (a) a decline in general economic conditions or the global financial markets, (b) losses caused by financial or other problems experienced by third parties, (c) losses due to unidentified or unanticipated risks, (d) a lack of liquidity, i.e., ready access to funds for use in our businesses, and (e) competitive pressure. As a result, there can be no assurance that the forward-looking statements included in this letter will prove to be accurate. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this letter might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION AND WHERE TO FIND IT

AFN filed with the SEC on November 4, 2009 an amended registration statement on Form S-4, containing a Proxy Statement / Prospectus (“Proxy Statement / Prospectus”) in connection with the proposed merger with Cohen, which was announced on February 20, 2009. AFN and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about AFN’s directors and executive officers and their ownership of AFN’s stock is set forth in the Proxy Statement / Prospectus. INVESTORS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT AFN, COHEN AND THE PROPOSED MERGER BETWEEN THE TWO COMPANIES. A definitive proxy statement was mailed to AFN’s stockholders. In addition, AFN’s stockholders will be able to obtain the Proxy Statement / Prospectus and all other relevant documents filed by AFN with the SEC free of charge at the SEC’s website www.sec.gov or from Alesco Financial Inc., Attn: Investor Relations, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

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